Via Facsimile and U.S. Mail
Mail Stop 6010

May 10, 2007

Mr. Stephen D. Fenstermacher
Chief Financial Officer
Mannatech, Incorporated
600 South Royal Lane
Suite 200
Coppell, TX 75019

Re: **Mannatech, Incorporated**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 16, 2007
       File Number: 000-24657

Dear Mr. Fenstermacher

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 36

1.   This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that a material different amount would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, except for revenue recognition and deferred revenue that is discussed in the next comment, please provide us information in disclosure-type format regarding the uncertainties in applying these accounting

policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Revenue Recognition and Deferred Revenues, page 37

2.   We believe your disclosure related to revenue recognition and deferred revenue could be improved. Please provide us in disclosure-type format a discussion of the material methods, assumptions and estimates underlying this critical accounting policy and estimate, including your process for estimating the reserve for sales refunds and returns. Include a roll forward for the reserve for sales refunds and returns for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

At a minimum your proposed disclosure should quantify the amount of material changes in estimates in each period presented or state that no material changes in estimates have been recognized, if true. Lastly, you disclose on page 43, that the reserve for estimated sales refunds and returns and a change in deferred revenue that pertains to the timing of recognition of revenue for pack and product shipments are included in other sales. Please explain to us in disclosure-type format why these amounts are in other sales and not combined with the applicable sales category.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Don Abbott, Senior Accountant, at (202) 551-3608f you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant